SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of June 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Launches JumpStart Regional Geoscience Programs to Support Prospectivity Evaluation

Paris, France – June 14, 2017

CGG announced today at the 2017 EAGE Conference & Exhibition the launch of JumpStart™ multi-client geoscience programs designed to accelerate industry understanding of petroleum systems and support exploration efforts. CGG currently has seven JumpStart programs that include offshore areas of Mexico, Gabon, Australia, Norway, Indonesia & Timor Leste, and two areas offshore Brazil, with more programs in the pipeline.

JumpStart programs integrate all available data in a specific geographical area and frame it within a geological context. This enables clients to directly access, in one place, the reviewed, validated, calibrated and interpreted data set, in a consistent, accessible and ready-to-use format.

JumpStart builds on CGG’s advanced multi-client seismic data and incorporates key wells, through a consistent interpretation. Where appropriate, wells are enhanced by new core and cuttings information. The seismic and well data are then integrated with all other available information, including CGG’s portfolio of geological studies, potential fields data, satellite seeps and geochemical data, to deliver a coherent and comprehensive geoscience package. JumpStart programs focus on the main petroleum geology components such as the source rock, the reservoir, the charge, the trap and the migration pathways to provide holistic data sets that build a framework to accelerate understanding of the basin’s petroleum system(s) and assess its prospectivity.

Jean-Georges Malcor, CEO, CGG, said: “Our JumpStart programs complement our comprehensive portfolio of multi-disciplinary multi-client products. They enhance the value of our seismic and provide a new level of regional context to give better insight into an area’s prospectivity. Representing the breadth of CGG’s geoscience capabilities, they bring together our Subsurface Imaging excellence with our GeoConsulting geological and reservoir expertise to deliver in a single, ready-to-use package all the information required to help explorers save valuable time and assess new opportunities more quickly.”

Stratal-Slice from within the Upper Wilcox Formation from the Encontrado project. High-sinuosity deepwater turbidite channels can be clearly identified (image courtesy of CGG Multi-Client & New Ventures).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,600 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers. CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 14th, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer